Exhibit (d)(b)(8)

METROPOLITAN SERIES FUND, INC.

SUB-INVESTMENT MANAGEMENT AGREEMENT

(Oppenheimer Global Equity Portfolio)

This Sub-Investment Management Agreement (this “Agreement”) is entered into as of May 1, 2005 by and between Metropolitan Series Fund, Inc., a Maryland Corporation (the “Fund”), MetLife Advisers, LLC, a Delaware limited liability company (the “Investment Manager”), and OppenheimerFunds, Inc. a Colorado corporation (the “Sub-Investment Manager”).

WHEREAS, the Investment Manager has entered into a Management Agreement dated May 1, 2001 (the “Management Agreement”) with the Fund, pursuant to which the Investment Manager provides portfolio management and administrative services to the Oppenheimer Global Equity Portfolio (the “Portfolio”);

WHEREAS, the Management Agreement provides that the Investment Manager may delegate any or all of its portfolio management responsibilities under the Management Agreement to a sub-investment manager;

WHEREAS, the Investment Manager desires to retain the Sub-Investment Manager to render portfolio management services in the manner and on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the Fund, the Investment Manager and the Sub-Investment Manager agree as follows:

1. Subadvisory Services.

a. The Sub-Investment Manager shall, subject to the supervision of the Investment Manager and in cooperation with the Investment Manager, as administrator, or with any other administrator appointed by the Investment Manager (the “Administrator”), manage the investment and reinvestment of the assets of the Portfolio. The Sub-Investment Manager shall invest and reinvest the assets of the Portfolio in conformity with (1) the investment objective, policies and restrictions of the Portfolio set forth in the Fund’s prospectus and statement of additional information, as revised or supplemented from time to time including revisions indicated by the Sub-Investment Manager, relating to the Portfolio (the “Prospectus”), (2) any additional policies or guidelines established by the Investment Manager or by the Fund’s Directors that have been furnished in writing to the Sub-Investment Manager and (3) the provisions of the Internal Revenue Code (the “Code”) applicable to “regulated investment companies” (as defined in Section 851 of the Code) and “segregated asset accounts” (as defined in Section 817 of the Code) including, but not limited to, the diversification requirements of Section 817(h) of the Code and the regulations thereunder, all as from time to time in effect (collectively, the “Policies”), and with all applicable provisions of law, including without limitation all applicable provisions of the Investment Company Act of 1940 (the “1940 Act”) the rules and regulations thereunder and the interpretive opinions thereof of the staff of the Securities and Exchange Commission (“SEC”) (“SEC Positions”); provided, however, that the Investment Manager agrees to inform the Sub-Investment Manager of any and all applicable state insurance law restrictions that operate to limit or restrict the investments the Portfolio might otherwise make (“Insurance Restrictions”), and to inform the Sub-Investment Manager promptly of any changes in such Insurance Restrictions. Subject to the foregoing, the Sub-Investment Manager is authorized, in its discretion and without prior consultation with the Investment Manager, to buy, sell, lend and otherwise trade in any stocks, bonds and other securities and investment instruments on behalf of the Portfolio, without regard to the length of time the securities have been held and the resulting rate of portfolio turnover or any tax considerations; and the majority or the whole of the Portfolio may be invested in such proportions of stocks, bonds, other securities or investment instruments, or cash, as the Sub-Investment Manager shall determine. Notwithstanding the foregoing provisions of this Section 1.a, however, the Sub-Investment Manager shall, upon written instructions from the Investment Manager, effect such portfolio transactions for the Portfolio as the Investment Manager shall determine are necessary in order for the Portfolio to comply with the Policies.

b. The Sub-Investment Manager shall furnish the Investment Manager and the Administrator, monthly, quarterly and/or annual reports concerning portfolio transactions and the investment performance (performance as provided by the Investment Manager or the Fund’s Pricing agent) of the Portfolio in such form as may be mutually agreed upon, and agrees to review the Portfolio and discuss the management of the Portfolio with representatives or agents of the Investment Manager, the Administrator or the Fund at their reasonable request.

c. Investment Manager acknowledges that the Sub-Investment Manger is not the compliance agent for the Fund or for the Investment Manager, and does not have access to all of the Fund’s books and records necessary to perform certain compliance testing. To the extent that the Sub-Investment Manager, has agreed to perform the services specified in this Section the Sub-Investment Manager shall perform such services based upon its books and records with respect to the Portfolio, which comprise a portion of the Portfolio’s books and records. The Sub-Investment Manager shall, as part of a complete portfolio compliance testing program, perform quarterly diversification testing under Section 817 (h) of the Code. The Sub-Investment Manager shall provide timely notice each calendar quarter that such diversification was satisfied, or if not satisfied, that corrections were made within 30 days of the end of the calendar quarter. The Sub-Investment Manager shall also provide the Investment Manager, the Administrator or the Fund with such other information and reports as may reasonably be requested by the Investment Manager, the Administrator or the Fund from time to time, including without limitation all material as reasonably may be requested by the Directors of the Fund pursuant to Section 15(c) of the 1940 Act. The Sub-Investment Manager shall furnish the Investment Manager (which may also provide it to the Fund’s Board of Directors) with copies of all material comments that are directly related to the Portfolio and the services provided under this Agreement received from the SEC following routine or special SEC examinations or inspections.

d. The Sub-Investment Manager shall provide to the Investment Manager a copy of the Sub-Investment Manager’s Form ADV as filed with the SEC and any amendments or restatements thereof to part II in the future and a list of the persons whom the Sub-Investment Manager wishes to have authorized to give written and/or oral instructions to custodians of assets of the Portfolio.

e. Unless the Investment Manager gives the Sub-Investment Manager written instructions to the contrary and subject to the receipt of all necessary voting materials, the Sub-Investment Manager shall use its good faith judgment in a manner which it reasonably believes best serves the interest of the Portfolio’s shareholders to vote or abstain from voting all proxies solicited by or with respect to the issuers of securities in which assets of the Portfolio are invested in accordance with the Sub-Investment Manager’s proxy voting procedures, provided, however, that regulatory reporting of such voting activity is the responsibility of Investment Manager, and any costs incurred relating to materials for such regulatory reporting are the responsibility of Investment Manager and/or the Portfolio. Sub-Investment Manager will provide data needed to file Form N-PX to Investment Manager in a format as may be mutually agreed upon.

f. The Sub-Investment Manager will provide reasonable assistance, which would include fair value price determinations of the Sub-Investment Manager, to the Investment Manager regarding the valuation of securities that are not registered for public sale, not traded on any securities markets, or otherwise may be deemed illiquid for purposes of the 1940 Act and for which market or broker quotations are not readily available, provided, however, that the parties acknowledge that the Sub-Investment Manager is not the fund accounting agent for the Portfolio and is not responsible for pricing determinations or calculations and any information provided pursuant to this position by Sub-Investment Manager will be provided for information purposes only.

g. If requested by the Sub-Investment Manager, the Investment Manager will coordinate with its affiliated insurance companies to seek to identify and prevent beneficial investors in the Portfolio from market timing the purchase and sale of the Portfolio’s shares or engaging in arbitrage activity to the detriment of long-term investors in the Portfolio.

h. Investment Manager will make reasonable effort to assure all requested country registrations will be in place by the Sub-Investment Managers’ management start date so that the Sub-Investment Manager can invest the Portfolio’s assets according to its investment strategy.

i. In performing its obligations under this Agreement, the Sub-Investment Manager may rely upon information provided to it by the Fund or on behalf of the Fund, Investment Manager, the Fund’s custodian or other agent and will not independently verify the accuracy or completeness of such information. The Sub-Investment Manager shall not be liable for any loss, claim or damages related to such reliance. For the purposes of this provision, “Sub-Investment Manager” shall include any affiliate of the Sub-Investment Manager performing services for the Fund contemplated hereunder and any officer, director, employee, agent of the Sub-Investment Manager or such affiliate.

j. The Sub-Investment Manager makes no representations or warranty, express or implied that any level of performance or investment results will be achieved by the Portfolio or that the Portfolio will perform comparably with any standard, including any other clients of the Sub-Investment Manager or index.

2. Obligations of the Investment Manager.

a. The Investment Manager shall provide (or cause the Fund’s custodian to provide) information to the Sub-Investment Manager in a timely manner regarding such matters as the composition of assets in the Portfolio, cash requirements and cash available for investment in the Portfolio, and all other information as may be reasonably necessary for the Sub-Investment Manager to perform its responsibilities hereunder. Investment Manager shall instruct the Fund’s Custodian and Fund Accountant to make reasonable efforts to establish automated communications with the Sub-Investment Manager.

b. The Investment Manager has furnished the Sub-Investment Manager a copy of the Prospectus and agrees during the continuance of this Agreement to furnish the Sub-Investment Manager copies of any revisions or supplements thereto at, or, if practicable, before the time the revisions or supplements become effective. The Investment Manager agrees to furnish the Sub-Investment Manager with relevant sections of minutes of meetings of the Directors of the Fund applicable to the Portfolio to the extent they may affect the duties of the Sub-Investment Manager, and with copies of any financial statements or reports of the Fund with respect to the Portfolio to its shareholders, and any further materials or information which the Sub-Investment Manager may reasonably request to enable it to perform its functions under this Agreement, including, but not limited to, timely information relating to any Insurance Restrictions.

c. The Sub-Investment Manager agrees that all books and records which it maintains for the Fund are the Fund’s property. The Sub-Investment Manager also agrees upon request of the Investment Manager or the Fund, promptly to surrender the books and records to the requester or make the books and records available for inspection by representatives of regulatory authorities. The Sub-Investment Manager shall permit all books and records with respect to the Portfolio to be inspected and audited by the Investment Manager and the Administrator at all reasonable times during normal business hours, upon reasonable notice. The Sub-Investment Manager further agrees to maintain and preserve the Fund’s books and records in accordance with the Investment Company Act and rules thereunder.

3. Custodian. The Investment Manager shall provide the Sub-Investment Manager with a copy of the Portfolio’s agreement with the custodian designated to hold the assets of the Portfolio (the “Custodian”) and any modifications thereto (the “Custody Agreement”). The assets of the Portfolio shall be maintained in the custody of the Custodian identified in, and in accordance with the terms and conditions of, the Custody Agreement (or any sub-custodian properly appointed as provided in the Custody Agreement). The Sub-Investment Manager shall provide timely instructions directly to the Fund’s custodian, in the manner and form of which will be mutually agreed upon by the Sub-Investment Manager and the Custodian necessary to effect the investment and reinvestment of the Portfolio’s assets. Any assets added to the Portfolio shall be delivered directly to the Custodian.

4. Expenses. Except for expenses specifically assumed or agreed to be paid by the Sub-Investment Manager pursuant hereto, the Sub-Investment Manager shall not be liable for any expenses of the Investment Manager or the Fund including, without limitation, (a) interest and taxes, (b) brokerage commissions and other costs in connection with the purchase or sale of securities or other investment instruments with respect to the Portfolio, and (c) custodian fees and expenses. The Sub-Investment Manager will pay its own expenses incurred in furnishing the services to be provided by it pursuant to this Agreement.

5. Purchase and Sale of Assets. Absent instructions from the Investment Manager to the contrary, the Sub-Investment Manager shall place all orders for the purchase and sale of securities for the Portfolio with brokers or dealers selected by the Sub-Investment Manager, which may include brokers or dealers affiliated with the Sub-Investment Manager, provided such orders comply with Rule 17e-1 (or any successor or other relevant regulations) under the 1940 Act in all respects. To the extent consistent with applicable law and then-current SEC positions, purchase or sell orders for the Portfolio may be aggregated with contemporaneous purchase or sell orders of other clients of the Sub-Investment Manager. The Sub-Investment Manager agrees that securities are to be purchased through brokers and dealers that, in the Sub-Investment Manager’s best judgment, offer the best combination of price and execution. The Sub-Investment Manager, in seeking to obtain best execution of portfolio transactions for the Portfolio, may consider the quality and reliability of brokerage services, as well as research and investment information and other services provided by brokers or dealers. Accordingly, the Sub-Investment Manager’s selection of a broker or dealer for transactions for the Portfolio may take into account such relevant factors as (i) price, (ii) the broker’s or dealer’s facilities, reliability and financial responsibility, (iii) when relevant, the ability of the broker to effect securities transactions, particularly with regard to such aspects as timing, order size and execution of the order, (iv) the broker’s or dealer’s recordkeeping capabilities and (v) the research and other services provided by such broker or dealer to the Sub-Investment Manager which are expected to enhance its general portfolio management capabilities (collectively, “Research”), notwithstanding that the Portfolio may not be the exclusive beneficiary of such Research. Commission rates, being a component of price is one factor considered together with other factors. The Sub-Investment Manager shall not be obligated to seek in advance competitive bidding for the most favorable commission rate applicable to any particular transaction for the Portfolio or to select any broker-dealer on the basis of its purported posted commission rate. Accordingly, in compliance with Section 28(e) of the Securities Exchange Act of 1934, as amended, the Sub-Investment Manager, in its discretion, may cause the Portfolio to pay a commission for effecting a transaction for the Portfolio in excess of the amount another broker or dealer would have charged for effecting that transaction. This may be done where the Sub-Investment Manager has determined in good faith that the commission is reasonable in relation to the value of the brokerage and/or Research provided by the broker to the Sub-Investment Manager. From time to time, when determined by the Sub-Investment Manager in its capacity of a fiduciary to be in the best interest of the Portfolio, the Sub-Investment Manager may purchase securities from or sell securities on behalf of the Portfolio to another account managed by the Sub-Investment Manager at prevailing market levels in accordance with the procedures under Rule 17a-7 under the 1940 Act and other applicable law.

6. Compensation of the Sub-Investment Manager. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Investment Manager hereunder, the Investment Manager shall pay the Sub-Investment Manager compensation at the annual rate specified by the schedule of fees in the Appendix to this Agreement. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Investment Manager is paid by the Portfolio pursuant to the Management Agreement. If the Sub-Investment Manager shall serve for less than the whole of any month or other agreed-upon interval, the foregoing compensation shall be prorated. The Investment Manager may from time to time waive the compensation it is entitled to receive from the Fund; however, any such waiver will have no effect on the Investment Manager’s obligation to pay the Sub-Investment Manager the compensation provided for herein.

7. Non-Exclusivity. The Investment Manager agrees that the services of the Sub-Investment Manager are not to be deemed exclusive and that the Sub-Investment Manager and its affiliates are free to act as investment manager and provide other services to various investment companies and other managed accounts, except as the Sub-Investment Manager and the Investment Manager or the Administrator may otherwise agree from time to time in writing before or after the date hereof. This Agreement shall not in any way limit or restrict the Sub-Investment Manager or any of its directors, officers, employees or agents from buying, selling or trading any securities or other investment instruments for its or their own account or for the account of others for whom it or they may be acting, provided that such activities do not adversely affect or otherwise impair the performance by the Sub-Investment Manager of its duties and obligations under this Agreement. The Investment Manager recognizes and agrees that the Sub-Investment Manager may provide advice to or take action with respect to other clients, which advice or action, including the timing and nature of such action, may differ from or be identical to advice given or action taken with respect to the Portfolio. The Sub-Investment Manager shall for all purposes hereof be deemed to be an independent contractor and shall, unless otherwise provided or authorized, have no authority to act for or represent the Fund or the Investment Manager in any way or otherwise be deemed an agent of the Fund or the Investment Manager except in connection with the investment management services provided by the Sub-Investment Manager hereunder.

8. Liability. Except as may otherwise be provided by the 1940 Act or other federal securities laws, neither the Sub-Investment Manager nor any of its officers, partners, managing directors, employees, affiliates or agents shall be subject to any liability to the Investment Manager, the Fund, the Portfolio or any shareholder of the Portfolio for any loss arising from any claim or demand based upon, any error of judgment, or any loss arising out of any investment or other act or omission in the course of, connected with, or arising out of any service to be rendered under this Agreement, except by reason of willful misfeasance, bad faith or gross negligence in the performance of any duties or by reason of reckless disregard of its obligations and duties. The Investment Manager acknowledges and agrees that the Sub-Investment Manager makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Portfolio or that the Portfolio will perform comparably with any standard or index, including other clients of the Sub-Investment Manager, whether public or private.

9. Effective Date and Termination. This Agreement shall become effective as of May 1, 2005, and

a. unless otherwise terminated, this Agreement shall continue in effect until May 1, 2007, and from year to year thereafter so long as such continuance is specifically approved at least annually (i) by the Board of Directors of the Fund or by vote of a majority of the outstanding voting securities of the Portfolio, and (ii) by vote of a majority of the Directors of the Fund who are not interested persons of the Fund, the Investment Manager or the Sub-Investment Manager, cast in person at a meeting called for the purpose of voting on such approval;

b. this Agreement may at any time be terminated on sixty days’ written notice to the Sub-Investment Manager either by vote of the Board of Directors of the Fund or by vote of a majority of the outstanding voting securities of the Portfolio;

c. this Agreement shall automatically terminate in the event of its assignment or upon the termination of the Management Agreement;

d. this Agreement may be terminated by the Sub-Investment Manager on sixty days’ written notice to the Investment Manager and the Fund, or, if approved by the Board of Directors of the Fund, by the Investment Manager on sixty days’ written notice to the Sub-Investment Manager; and

Termination of this Agreement pursuant to this Section 9 shall be without the payment of any penalty. In the event of termination of this Agreement, all compensation due to the Sub-Investment Manager through the date of termination will be calculated on a pro rata basis through the date of termination and paid on the first business day after the next succeeding month end.

10. Amendment. This Agreement may be amended at any time by mutual consent of the Investment Manager and the Sub-Investment Manager, provided that, if required by law (as may be modified by any exemptions received by the Investment Manager), such amendment shall also have been approved by vote of a majority of the outstanding voting securities of the Portfolio and by vote of a majority of the Directors of the Fund who are not interested persons of the Fund, the Investment Manager or the Sub-Investment Manager, cast in person at a meeting called for the purpose of voting on such approval.

11. Certain Definitions. For the purpose of this Agreement, the terms “vote of a majority of the outstanding voting securities,” “interested person,” “affiliated person” and “assignment” shall have their respective meanings defined in the 1940 Act, subject, however, to such exemptions as may be granted by the SEC under the 1940 Act.

12. General.

a. The Sub-Investment Manager may perform its services through any employee, officer or agent of the Sub-Investment Manager, and the Investment Manager shall not be entitled to the advice, recommendation or judgment of any specific person; provided, however, that the persons identified in the Prospectus of the Portfolio shall perform the portfolio management duties described therein until the Sub-Investment Manager notifies the Investment Manager that one or more other employees, officers or agents of the Sub-Investment Manager, identified in such notice, shall assume such duties as of a specific date. The Sub-Investment Manager shall use commercially reasonable efforts to inform the Investment Manager of any such events enough time prior to the event taking effect such that allows the Investment Manager sufficient time to prepare and file any necessary supplement to the Prospectus.

b. If any term or provision of this Agreement or the application thereof to any person or circumstances is held to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the fullest extent permitted by law.

c. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts.

13. Use of Name.

It is understood that the phrase “OppenheimerFunds, Inc.” and any logos associated with that name are the valuable property of the Sub-Investment Manager, and that the Fund has the right to include such phrases as a part of the names of its series or for any other purpose only so long as this Agreement shall continue. Upon termination of this Agreement the Fund shall forthwith cease to use such phrases and logos.

14. Notices.

Any notice under this Sub-Advisory Agreement shall be in writing, addressed and delivered or mailed, at the addresses below or such other address as such other party may designate for the receipt of such notice.

If to the Investment Manager:

John F. Guthrie, Jr.

MetLife Advisers, LLC

501 Boylston Street

Boston, MA 02116

With a copy to Thomas M. Lenz

At the same address

If to the Sub-Investment Manager:

Christina Nasta

OppenheimerFunds, Inc.

2 World Financial Center, 225 Liberty St, 11th Floor

New York, NY 10281

With a copy to OFI Legal, Attn: Susan Mattisinko

At the same address

15. Confidentiality.

All information and advice furnished by one party to the other party (including their respective agents, employees and representatives) hereunder shall be treated as confidential and shall not be disclosed to third parties, except as may be necessary to comply with applicable laws, rules and regulations, subpoenas or court orders.

METROPOLITAN SERIES FUND, INC.

By	/s/ Thomas M. Lenz
Thomas Lenz
Vice President and Secretary

METLIFE ADVISERS, LLC

By	/s/ John F. Guthrie, Jr.
John F. Guthrie, Jr.
Senior Vice President

OppenheimerFunds, Inc.

By	/s/ Christine M. Nasta
Name:	Christina M. Nasta
Title:	Vice President

Appendix

OPPENHEIMERFUNDS, INC.

Metropolitan Series Fund, Inc. Fee Schedule

Oppenheimer Global Equity Portfolio

1st $50 Million	0.500%
next $250 Million	0.400%
next $250 Million	0.340%
next $500 Million	0.300%
over $1,050 Million	0.275%

of the average daily value of the net assets of the Portfolio